

07002490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Millennium Funding Associates, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	**New York**	**10103**
(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **(212) 841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

STATEMENT OF FINANCIAL CONDITION

Millennium Funding Associates, L.L.C.

December 31, 2006
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Funding Associates, L.L.C., as of February 19, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

HILLARY NAMMACK
Notary Public, State of New York
No. 01NA6147552
Qualified in New York County
Commission Expires June 5, 20 10



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Millennium Funding Associates, L.L.C.

We have audited the accompanying statement of financial condition of Millennium Funding Associates, L.L.C. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Millennium Funding Associates, L.L.C. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 19, 2007

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

December 31, 2006
(In thousands)

Assets		
Securities owned, at market value	$	175,809
Dividends receivable		219
	$	176,028
Liabilities and member's capital		
Payable to clearing organization, net	$	165,212
Securities sold, not yet purchased, at market value		720
Other liabilities		71
		166,003
Member's capital		10,025
	$	176,028

See accompanying notes.

Millennium Funding Associates, L.L.C.

Notes to Statement of Financial Condition

December 31, 2006
(in thousands)

1. Organization

Millennium Funding Associates, L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker.

The Company is owned by Millennium Global Estate, L.P., who is a limited partner in Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Interest and dividends are accounted for on an accrual basis.

3. Payable to Clearing Organization

Payable to clearing organization represents margin debt balances with the Company's clearing broker and amounts receivable or payable for securities transactions that have not settled at December 31, 2006.

A principal source of the Company's short-term financing is provided by its clearing broker from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consisted of equities at December 31, 2006.

Substantially all securities owned are pledged to the clearing broker on terms which permit them to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2006, the Company had net capital of $1,136 which exceeded its requirement by $886.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

8. Commitments and Contingencies

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures contracts. These contracts are valued at market. The Company monitors its positions to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The amounts disclosed below represent the end of year fair value of the Company's derivative financial instruments and are included in payable to clearing organization, net on the statement of financial condition.

	Fair Value at December 31, 2006	
	Asset	**Liability**
Futures contracts	$ 4	$ 1,020

The Company had margin requirements for futures contracts of $6,852 at December 31, 2006.

The Company clears its securities transactions through a major financial services firm. Trades pending at December 31, 2006 were settled without adverse effect on the Company's financial condition.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

END